Exhibit 12

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,					Six Months Ended June 30, 2004
	1999	2000	2001	2002	2003
Computation Earnings:
Loss from continuing operations before income taxes	$(52,268)	$(264,818)	$(493,136)	$(388,320)	$(308,628)	$(130,181)
Add:
Interest Expense	27,274	152,749	268,359	255,940	281,371	137,968
Operating leases	6,963	16,735	25,678	28,934	30,892	16,324
Minority interest in net earnings of subsidiaries	142	202	318	2,118	3,703	1,913
Losses from equity investments	—	2,500	9,064	9,000	1,908	1,240
Amortization of interest capitalized	206	698	1,587	2,292	2,487	1,266

Earnings as adjusted	(17,683)	(91,934)	(188,130)	(90,036)	11,733	28,530

Computation of fixed charges:
Interest expense	27,274	152,749	268,359	255,940	281,371	137,968
Interest capitalized	3,379	11,365	15,321	5,835	672	128
Operating leases	6,963	16,735	25,678	28,934	30,892	16,324

Fixed charges	37,616	180,849	309,358	290,709	312,935	154,420

Deficiency in earnings required to cover fixed charges	$(55,299)	$(272,783)	$(497,488)	$(380,745)	$(301,202)	$(125,890)

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca for the years ended December 31, 2000, 2001, 2002, 2003 and the six months ended June 30, 2004.
(2)	For the purposes of this calculation, “earnings” consists of loss from continuing operations before income taxes, fixed charges (excluding interest capitalized), minority interest in net earnings of subsidiaries, losses from equity investments and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.